SCHEDULE 13G
                               CUSIP NO. 92345Y106


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                             VERISK ANALYTICS, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    92345Y106
                              --------------------
                                 (CUSIP Number)

                                December 31, 2009
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /   /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         / X /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                               CUSIP NO. 92345Y106



1)   NAME OF REPORTING PERSON

ISO Employee Stock Ownership Trust
-------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [   ]
                                                                       (b) [ X ]
3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION             New Jersey
                                                      -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         5)       SOLE VOTING POWER                   0
                                                      -------------

         6)       SHARED VOTING POWER                 23,062,100
                                                      -------------

         7)       SOLE DISPOSITIVE POWER              0
                                                      -------------

         8)       SHARED DISPOSITIVE POWER            23,062,100
                                                      -------------

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                         23,062,100
                                                      -------------
10)  CHECK IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES               [  ]


11)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (9)                                18.3%
                                                      ------

12)  TYPE OF REPORTING PERSON                         EP
                                                      ------


                               Page 2 of 9 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 92345Y106


1)   NAME OF REPORTING PERSON

GreatBanc Trust Company
-------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [   ]
                                                                       (b) [ X ]
3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION             Illinois
                                                      -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         5)       SOLE VOTING POWER                   0
                                                      -------------

         6)       SHARED VOTING POWER                 23,062,100
                                                      -------------

         7)       SOLE DISPOSITIVE POWER              0
                                                      -------------

         8)       SHARED DISPOSITIVE POWER            23,062,100
                                                      -------------

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                         23,062,100
                                                      -------------

10)  CHECK IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES               [ ]


11)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (9)                                18.3%
                                                      ------

12) TYPE OF REPORTING PERSON                          BK
                                                      ------


                               Page 3 of 9 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 92345Y106


Item 1.

         (a)      Name of Issuer

                  Verisk Analytics, Inc.
                  --------------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  545 Washington Boulevard
                  Jersey City, New Jersey 07310
                  --------------------------------------------------------------
Item 2.

         (a)      Names of Persons Filing

                  ISO Employee Stock Ownership Trust

                  GreatBanc Trust Company
                  --------------------------------------------------------------

         (b)      Address of Principal Business Office or, if none, Residence

                  ISO Employee Stock Ownership Trust
                  c/o GreatBanc Trust Company
                  801 Warrenville Road
                  Suite 500
                  Lisle, Illinois 60532

                  GreatBanc Trust Company
                  801 Warrenville Road
                  Suite 500
                  Lisle, Illinois 60532
                  --------------------------------------------------------------

         (c)      Citizenship

                  ISO Employee Stock Ownership Trust
                           Organized in New Jersey

                  GreatBanc Trust Company
                           Organized in Illinois
                  --------------------------------------------------------------



                               Page 4 of 9 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 92345Y106


         (d)      Title of Class of Securities

                  Class A Common Stock
                  --------------------------------------------------------------

         (e)      CUSIP Number

                  92345Y106
                  --------------------------------------------------------------

Item 3.  If this statement is filed pursuant to ss.ss.240.13d-1(b)  or 240.13d-2
         (b) or (c), check whether the person filing is a:

     (a)  /  /  Broker of dealer registered under section 15 of the Act;

     (b)  /  /  Bank as defined in section 3(a)(6) of the Act;

     (c)  /  /  Insurance company as defined in section 3(a)(19) of the  Act;

     (d)  /  /  Investment company registered under section 8 of the  Investment
                Company Act of 1940;

     (e)  /  /  An investment adviser in accordance with  ss.240.13d-1(b)(l)(ii)
                (E);

     (f)  /  /  An employee benefit plan or endowment fund  in  accordance  with
                ss.240.13d-1(b)(1)(ii)(F);

     (g)  /  /  A parent holding company or control person  in  accordance  with
                ss.240.13d-1(b)(1)(ii)(G);

     (h)  /  /  A savings association as defined in Section 3(b) of the  Federal
                Deposit Insurance Act;

     (i)  /  /  A church plan that  is  excluded  from  the  definition  of   an
                  investment company under  section 3(c)(14) of the   Investment
                  Company Act of 1940;

     (j)  /  /  A non-U.S. institution in accordance with ss.240.13d-1(b)(l)(ii)
                (J);

     (k)  /  /  Group, in accordance with ss.240.13d-1(b)(l)(ii)(K).


                               Page 5 of 9 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 92345Y106



Item 4.  Ownership
         ---------

         ISO Employee Stock Ownership Trust:
         ----------------------------------
         (a) Amount Beneficially Owned: 23,062,100

         (b) Percent of Class: 18.3%

         (c)

          (i)   Sole power to vote or direct the vote: 0

          (ii)  Shared power to vote or direct the vote: 23,062,100

          (iii) Sole power to dispose or direct the disposition of: 0

          (iv)  Shared power to dispose or direct the disposition of: 23,062,100

         GreatBanc Trust Company:
         -----------------------
         a) Amount Beneficially Owned: 23,062,100

         (b) Percent of Class: 18.3%

         (c)

          (i)   Sole power to vote or direct the vote: 0

          (ii)  Shared power to vote or direct the vote: 23,062,100

          (iii) Sole power to dispose or direct the disposition of: 0

          (iv)  Shared power to dispose or direct the disposition of: 23,062,100

               There are 23,062,100 shares of Class A Common Stock owned by the ISO Employee Stock Ownership Trust (the "Trust"). GreatBanc Trust Company is the Trustee of the Trust. Under the terms of the Trust, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have


                               Page 6 of 9 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 92345Y106


been received, the Trustee votes such shares in the Trustee's discretion. As of December 31, 2009, all of the shares of Class A Common Stock held by the Trust had been allocated to the accounts of participants.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                      ----------

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.



                               Page 7 of 9 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 92345Y106



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 15, 2010                             ISO EMPLOYEE STOCK OWNERSHIP TRUST

                                                  By: GreatBanc Trust Company,
                                                      its trustee



                                                  By: /s/ Patrick J. De Craene
                                                      --------------------------
                                                      Patrick J. De Craene
                                                      Vice President


February 15, 2010                             GREATBANC TRUST COMPANY



                                                  By:  /s/ Patrick J. De Craene
                                                       -------------------------
                                                       Patrick J. De Craene
                                                       Vice President



                               Page 8 of 9 Pages

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

                  The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Verisk Analytics, Inc., a Delaware corporation, shall be, and is, filed on behalf of each of the undersigned.


February 15, 2010                             ISO EMPLOYEE STOCK OWNERSHIP TRUST

                                                  By:  GreatBanc Trust Company,
                                                       its trustee



                                                  By:  /s/ Patrick J. De Craene
                                                       -------------------------
                                                       Patrick J. De Craene
                                                       Vice President


February 15, 2010                             GREATBANC TRUST COMPANY



                                                  By:  /s/ Patrick J. De Craene
                                                       -------------------------
                                                       Patrick J. De Craene
                                                       Vice President





                               Page 9 of 9 Pages